SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2004

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On December 2, 2004, the Company issued a press release announcing its second quarter fiscal 2005 financial results. A copy of the press release is attached as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

By:	/S/ ROBERT J. GANGE
Robert J. Gange
Chief Financial Officer

Date: December 2, 2004

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INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated December 2, 2004, announcing second quarter fiscal 2005 financial results.

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Exhibit 99.1

ASAT Holdings Limited Reports Second Quarter Fiscal 2005 Financial Results

HONG KONG and PLEASANTON, Calif. – Dec. 2, 2004 – ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced financial results for the second quarter of fiscal year 2005, ended Oct. 31, 2004. All information contained in this release was prepared in accordance with generally accepted accounting principles.

Net revenue in the second quarter was $47.5 million. This compares with net revenue of $55.5 million in the first quarter of fiscal 2005, and net revenue of $48.1 million in the same period a year ago.

Net loss in the second quarter was $9.7 million, or a loss of $0.07 per American Depository Share (ADS), and includes a one-time charge of $700,000 associated with a headcount reduction of approximately 140 workers, primarily in the company’s Hong Kong operations. Second quarter net loss compares with a net loss of $4.8 million for the first quarter of fiscal 2005, or a loss of $0.04 per ADS, and a net loss of $2.9 million, or a loss of $0.02 per ADS in the second quarter of fiscal 2004.

Start-up costs associated with our China facility in the second quarter were $2.5 million. This compares with start-up costs of $2.4 million in the first quarter of fiscal 2005 and $600,000 in the same period a year ago.

“During the second quarter, we significantly increased the number of customers in production in our China facility,” said Harry R. Rozakis, chief executive officer of ASAT Holdings Limited. “We ended the second quarter with three of our ten largest customers ramping production at this facility, and an additional four of our top ten customers are currently going through the qualification process. Production will continue to increase in China during the third quarter and we expect phase one will be in full volume production by April 2005.”

Additional Second Quarter Results

•	Net revenue for assembly was $42.6 million

•	Net revenue for test was $4.9 million

•	Capital expenditures were $14.7 million

•	Cash at the end of the second quarter was $45.2 million

ASAT Holdings Ltd. Reports Second Quarter Fiscal 2005 Financial Results	Page 2 of 6

Outlook and Guidance

“Visibility into customer demand remains limited and we believe this may result in continued softness for the assembly and test market,” said Mr. Rozakis. “During this challenging business environment, we will continue to focus on improving our operational performance, investing in leading-edge packaging technologies and ramping production in our China facility.”

In the third quarter of fiscal 2005, ending Jan. 31, 2005, the Company expects net revenue to be between approximately $45 million to $48 million.

Conference Call and Webcast

ASAT Holdings Limited is scheduled to hold a conference call to discuss its second quarter fiscal 2005 financial results today at 4:30 p.m. ET/1:30 p.m. PT. To access the call, dial (973) 582-2767. A live webcast of the call will also be available via the investor relations section of the Company’s website at www.asat.com. A replay of the call will be available until Dec. 16, 2004. To access the replay, dial (973) 341-3080. You will need to reference the passcode: 5375302.

ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor assembly, test and package design services. With 15 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. ASAT Inc. is a wholly owned subsidiary of ASAT Holdings Limited and the exclusive representative of services in North America. For more information visit www.asat.com.

This news release contains “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. Such forward-looking statements, including statements regarding expected revenues in the current fiscal quarter, and the remainder of the current fiscal year, involve known and unknown risks, uncertainties and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from any future such matters expressed or implied by the statements. Investors are cautioned that actual events and results could differ materially from these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, our progress in ramping the new China facility, acceptance and demand for the Company’s products and services, and operational and technological risks. The risks, uncertainties and other factors include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, and those stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on July 9, 2004. The projections and forward-looking statements in this release reflect the current belief of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements for events or circumstances that occur after the date of this news release.

ASAT Holdings Ltd. Reports Second Quarter Fiscal 2005 Financial Results	Page 3 of 6

For further information, please contact:

Robert J. Gange	Jim Fanucchi
Chief Financial Officer	Summit IR Group Inc.
ASAT Holdings Limited	408.404.5400
852.2439.8788	ir@asat.com
bob_gange@asathk.com

ASAT Holdings Ltd. Reports Second Quarter Fiscal 2005 Financial Results	Page 4 of 6

Revenue Breakdown by Market Segment
	Three Months Ended
	Oct. 31, 2004	July 31, 2004
	% of Net Revenues	% of Net Revenues
Market Segment
Communications	54	58
Consumer	13	13
PC/Computing	9	7
Industrial, Automotive & Other	24	22

Revenue Breakdown by Region

	Three Months Ended
	Oct. 31, 2004	July 31, 2004
	% of Net Revenues	% of Net Revenues
Region
United States	84	80
Europe	10	13
Asia	6	7

Revenue Breakdown by Customer Type

	Three Months Ended
	Oct. 31, 2004	July 31, 2004
	% of Net Revenues	% of Net Revenues
Customer Type
Fabless	48	49
IDM	52	51

ASAT Holdings Ltd. Reports Second Quarter Fiscal 2005 Financial Results	Page 5 of 6

Summary financial data follows:

ASAT Holdings Limited

Consolidated Statements of Operations

(USD in thousands, except ADS and share data)

Quarter Ended October 31, 2004, July 31, 2004 and October 31, 2003 and

for the Six Months Ended October 31, 2004 and 2003

	Quarter Ended			Six Months Ended
	October 31, 2004 (Unaudited)	July 31, 2004 (Unaudited)	October 31, 2003 (Unaudited)	October 31, 2004 (Unaudited)	October 31, 2003 (Unaudited)
Net Sales	47,527	55,549	48,053	103,076	92,089

Cost of sales (Note A)	45,237	48,785	40,690	94,022	77,506

Gross profit	2,290	6,764	7,363	9,054	14,583

Operating expenses:
Selling, general and administrative	6,646	6,719	5,698	13,365	11,506
Research and development	1,128	1,204	1,150	2,332	2,302
Reorganization expenses (Note B)	713	—	—	713	—
Facilities charge	—	—	—	—	306

Total operating expenses	8,487	7,923	6,848	16,410	14,114

(Loss) Profit from operations	(6,197)	(1,159)	515	(7,356)	469
Other income, net	181	51	133	232	381
Interest expense:
- amortization of deferred charges	(231)	(235)	(233)	(466)	(466)
- third parties	(3,468)	(3,469)	(3,294)	(6,937)	(6,588)

Loss before income taxes	(9,715)	(4,812)	(2,879)	(14,527)	(6,204)
Income tax expense	—	(5)	—	(5)	—

Net loss	(9,715)	(4,817)	(2,879)	(14,532)	(6,204)

Net loss per ADS:
Basic and diluted:
Net loss	$(0.072)	$(0.036)	$(0.022)	$(0.107)	$(0.046)

Basic and diluted weighted average number of ADS outstanding	135,578,522	135,504,008	133,789,400	135,541,265	133,789,400

Net loss per ordinary share:

Basic and diluted:
Net loss	$(0.014)	$(0.007)	$(0.004)	$(0.021)	$(0.009)

Basic and diluted weighted average number of ordinary shares outstanding	677,892,610	677,520,040	668,947,000	677,706,325	668,947,000

Note A:	Includes $664, $678, and $220 of inventory write-down for the quarters ended October 31, 2004, July 31, 2004 and October 31, 2003, respectively.
Note B:	Includes a one-time charge associated with a headcount reduction of approximately 140 workers primarily in the Company’s Hong Kong operations.

ASAT Holdings Ltd. Reports Second Quarter Fiscal 2005 Financial Results	Page 6 of 6

ASAT Holdings Limited

Consolidated Balance Sheets

(USD in thousands)

As of October 31, 2004, April 30, 2004 and October 31, 2003

	October 31, 2004 (Unaudited)	April 30, 2004 (Unaudited)	October 31, 2003 (Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	45,245	62,610	22,724
Accounts receivable, net	19,931	26,424	25,617
Restricted cash	—	—	1,478
Inventories	18,119	21,311	13,429
Prepaid expenses and other current assets	6,498	5,698	5,218

Total current assets	89,793	116,043	68,466

Property, plant and equipment, net	109,844	104,848	100,872
Assets held for disposal, net	—	—	313
Deferred charges, net	5,762	6,128	2,777
Other non-current asset	1,659	—	—

Total assets	207,058	227,019	172,428

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	24,719	31,197	25,217
Accrued charges	12,891	12,040	6,356

Total current liabilities	37,610	43,237	31,573

9.25% senior notes due 2011	150,000	150,000	—
12.5% senior notes due 2006	—	—	98,997

Shareholders’ equity:

Common stock	6,849	6,840	6,760
Treasury stock	(71)	(71)	(71)
Additional paid-in capital	231,278	231,118	228,009
Deferred stock-based compensation	(617)	(754)	—
Accumulated other comprehensive loss	(163)	(55)	(57)
Accumulated deficits	(217,828)	(203,296)	(192,783)

Total shareholders’ equity	19,448	33,782	41,858

Total liabilities and shareholders’ equity	207,058	227,019	172,428